ING PROTECTOR ELITE

Flexible Premium Variable Universal Life Insurance Policies
Issued by
ReliaStar Life Insurance Company
and its
ReliaStar Select★Life Variable Account

Supplement dated December 16, 2002 to the Prospectus dated September 23, 2002

This supplement updates and replaces certain information contained in your September 23, 2002, prospectus. Please read this supplement carefully and keep it with your prospectus for future reference.

The following information updates and replaces the first paragraph under the "Purchasing a Policy" section on page 21 of the prospectus:

To purchase a policy you must submit an application to us. On that application you will, among other things, select:
- The amount of your initial insurance coverage (which generally must be at least $150,000);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy; and
- Any riders or optional benefits.

The following information updates and replaces the first paragraph under the "Death Benefits" section on page 27 of the prospectus:

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $150,000 of coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment.

The following information updates and replaces the seventh paragraph under the "Changes in the Amount of Your Insurance Coverage" subsection on page 27 of the prospectus:

You may not decrease the amount of your insurance coverage below $125,000. Decreases in insurance coverage on policies with multiple coverage segments will be made on a pro rata basis. Decreases in insurance coverage may result in:
- Surrender charges on the amount of the decrease;
- Reduced minimum premium amounts; and
- Reduced cost of insurance charges.

The following information updates and replaces the eighth paragraph under the "Partial Withdrawals" subsection on page 43 of the prospectus:

We will not allow a partial withdrawal if the amount of insurance coverage after the withdrawal would be less than $125,000.